FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 3, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Three segment pretax income slowed QoQ as business performance impacted by bear market and interest rate hikes, but underlying revenues remain resilient

•	Retail recurring revenue up slightly QoQ as discretionary investments, level fee assets and loans drove net inflows into recurring revenue assets

•	In Investment Management, continued inflows primarily into investment trust business kept management fees roughly in line with previous quarter

•	Robust Fixed Income performance driven by Macro Products; In Investment Banking, Advisory revenues stronger YoY

Tokyo, August 3, 2022—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2023.

Net revenue in the first quarter was 299.0 billion yen (US$2.2 billion)1, income before income taxes was 11.7 billion yen (US$86 million), and net income attributable to Nomura Holdings shareholders was 1.7 billion yen (US$13 million).

“Although our overall group performance was impacted by an unrealized loss on securities holdings amid interest rate and market volatility, we saw the positive results of our strategic initiatives and revenue diversification progress in our core businesses,” said Nomura President and Group CEO Kentaro Okuda.

“In Wholesale, Global Markets reported higher Fixed Income revenues amid a spike in interest rate and FX volatility. In Investment Banking, Advisory revenues increased year on year as a result of multiple cross-border mandates and sustainability deals responding to the diversified needs of our clients.

“Investment Management booked continued inflows mainly from the investment trust business, contributing to solid business revenue in line with last quarter’s performance. Alternative assets under management surpassed 1 trillion yen, driven by continued momentum in our strategic business initiatives.

“Although market uncertainty kept investors in wait and see mode, Retail reported growth in recurring revenue driven by discretionary investment contracts, level fees and loans, as we made steady progress in the shift towards asset consulting over the medium to long-term.

“We remain committed to delivering sustainable growth.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 135.69 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2022. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2022/23 Q1	QoQ	YoY
Net revenue	71.4	1%	-16%
Income (loss) before income taxes	4.9	-5%	-74%

Retail reported net revenue of 71.4 billion yen, increasing 1 percent quarter on quarter and down 16 percent from the same period last year. Income before income taxes was 4.9 billion yen, down 5 percent quarter on quarter and 74 percent year on year.

Retail delivered consulting services tailored to the needs of clients, resulting in net inflows into recurring revenue assets driven by discretionary investments, level fees and loans. Recurring revenue increased slightly from the previous quarter to 32.3 billion yen despite market headwinds. Level fee assets exceeded 200 billion yen at the end of June following a full launch in April.

Investment Management

(billions of yen)	FY2022/23 Q1	QoQ	YoY
Net revenue	7.6	-25%	-88%
Income (loss) before income taxes	-11.7	—	—

Investment Management first quarter net revenue was 7.6 billion yen, down 25 percent quarter on quarter and 88 percent year on year. Loss before income taxes was 11.7 billion yen.

Management fees were roughly the same as the previous quarter driven by continued inflows primarily into the investment trust business, and business revenue was 30.7 billion yen, down 2 percent quarter on quarter but up 9 percent year on year. The bear market and interest rate hikes led to an American Century Investments related loss of 18.5 billion yen and an unrealized loss on Nomura Capital Partners investee companies of 4.7 billion yen. As a result, investment revenue was negative 23.1 billion yen.

Wholesale

(billions of yen)	FY2022/23 Q1	QoQ	YoY
Net revenue	199.0	2%	50%
Income (loss) before income taxes	25.3	-32%	—

Wholesale booked net revenue of 199.0 billion yen, higher by 2 percent quarter on quarter and 50 percent year on year. Income before income taxes was 25.3 billion yen, decreasing 32 percent from last quarter.

Global Markets net revenue was 175.3 billion yen, an increase of 11 percent from the prior quarter and 80 percent year on year. Fixed Income delivered a robust performance mainly driven by Macro Products amid a spike in interest rate and FX volatility, offsetting a slowdown in Equities revenues on lower trading volumes as market participants adopted a wait-and-see approach.

Investment Banking net revenue was 23.7 billion yen, down 35 percent quarter on quarter and 33 percent year on year. While Finance performance slowed amid a decline in global transactions, Advisory revenues grew stronger compared to the same period last year on the back of multiple cross-border mandates and sustainability deals.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2022 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.